SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 10, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A. and
its Subsidiaries

Interim condensed consolidated financial information
at March 31, 2007 and 2006 (unaudited) and
at December 31, 2006

Report of Independent Accountants on
Limited Reviews

To the Board of Directors and Stockholders
TAM S.A.

1
We have carried out limited reviews of the accompanying consolidated balance sheet of TAM S.A. and its subsidiaries (the "Company") as of March 31, 2007, and of the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for the three-month period ended March 31, 2007 and 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these consolidated financial statements.

2
Our reviews were conducted in accordance with specific standards established by the IBRACON - Institute of Independent Auditors of Brazil and mainly comprised the application of analytical review procedures to financial data and inquiries of personnel responsible for accounting and financial matters about the criteria applied in the preparation of the consolidated financial statements. Because these procedures do not comprise an audit carried out in accordance with approved Brazilian auditing standards, we do not express an opinion on these consolidated financial statements.

3
Based on our limited reviews, we are not aware of any material modifications that should be made to the consolidated financial statements reviewed by us, in order for them to be in conformity with accounting practices adopted in Brazil.

4
Our reviews were conducted for the purpose of issuing a report on the basic financial statements, taken as a whole. The consolidated statement of cash flows is presented for purposes of additional analysis and is not a required part of the basic financial statements. This consolidated information has been subjected to the same review procedures described above and we are not aware of any material modifications that should be made in relation to the financial statements taken as a whole.

5
The consolidated financial statements also include accounting information as of December 31, 2006. We audited such information at the time it was prepared, in connection with the audit of the financial statements as of and for the year then ended, on which we issued an unqualified opinion dated March 20, 2007.

TAM S.A.

6
Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

São Paulo, May 9, 2007.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Carlos Alberto de Sousa
Contador CRC 1RJ 056561/O-0 “S” SP

TAM S.A. and Subsidiaries

Condensed consolidated interim balance sheets
at March 31, 2007 (unaudited) and December 31, 2006
In thousands of reais

		March 31,	December 31,
Assets	Note	2007	2006

			(Note 20 (g))

Current
Cash and banks		97,310	122,458
Financial investments	5	1,928,490	2,330,520
Customer accounts receivable	6	938,662	780,972
Inventories	7	124,008	113,875
Taxes recoverable		109,107	67,345
Advances to aircraft manufacturers	8	179,323	221,793
Deferred income tax and social contribution	19	33,044	36,117
Prepaid expenses		111,873	117,327
Other		51,277	72,765

		3,573,094	3,863,172

Non-current
Long-term assets
Deposits in guarantee	9	157,609	144,444
Deferred income tax and social contribution	19	122,664	109,277
Judicial deposits	17	59,012	55,577
Advances to aircraft manufacturers	8	379,379	130,915
Advances to aircraft maintenances		70,172	46,596
Other		13,873	26,346

		802,709	513,155

Permanent assets
Other investments		70	70
Property, plant and equipment	11	794,417	791,685
Deferred charges		538	717

		795,025	792,472

		1,597,734	1,305,627

Total assets		5,170,828	5,168,799

TAM S.A. and Subsidiaries

Condensed consolidated interim balance sheets
at March 31, 2007 (unaudited) and December 31, 2006
In thousands of reais	(continued)

	Note	March 31,	December
Liabilities and stockholders’ equity		2007	31, 2006

			(Note 20 (g))

Current liabilities
Suppliers		408,063	346,817
Short-term debt including current portion of long-term debt	12	268,098	221,908
Financial lease and operating lease liabilities	13	69,318	69,108
Debentures	18	39,953	60,588
Salaries and payroll charges		147,209	194,128
Advance ticket sales	16	770,739	759,210
Taxes and tariffs payable		71,114	63,783
Income tax and social contribution payable		43,686	1,993
Interest on own capital and dividends payable	20	525	137,629
Return of Fokker 100 fleet	15	11,714	11,813
Other		148,982	168,720

		1,979,401	2,035,697

Non-current
Long-term liabilities
Long-term debt	12	217,482	230,864
Financial lease and operating lease liabilities	13	81,907	92,954
Debentures	18	500,949	508,076
Deferred income tax and social contribution	19	55,612	56,306
Provision for contingent liabilities and tax obligations	17	761,281	722,761
Return of Fokker 100 fleet	15	57,198	62,806
Other		290	2,060

		1,674,719	1,675,827

Deferred income		11,099	11,099

Minority interest		2,997	2,744

Stockholders’ equity
Capital (representing 59,791,955 common shares and 90,771,386 preferred
shares at March 31, 2007 and December 31, 2006)	20	675,000	675,000
Capital reserve	20	102,855	102,855
Revaluation reserve	20	146,468	147,874
Retained earnings reserve	20	523,657	517,703
Retained earnings		54,632

		1,502,612	1,443,432

Total liabilities and stockholders’ equity		5,170,828	5,168,799

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and Subsidiaries

Condensed consolidated interim statement of operations
Three-month periods ended March 31, 2007 and 2006 (unaudited)
In thousands of reais, except amounts per thousand shares

	Note	2007	2006

			(Note 20 (g)
Revenue
Air transportation revenues
Domestic	21	1,092,645	1,187,858
International	21	505,973	287,200
Cargo	21	156,681	103,101
Other operating revenues	21	158,023	85,634

		1,913,322	1,663,793
Taxes and deductions		(79,310)	(74,208)

Net operating revenues		1,834,012	1,589,585
Cost of services rendered	22	(1,353,103)	(1,034,614)

Gross profit		480,909	554,971

Operating income (expenses)
Selling	22	(266,419)	(262,134)
General and administrative	22	(114,589)	(96,372)
Executive management fees	22	(11,664)	(7,659)
Financial expenses	23	(85,318)	(47,433)
Financial income	23	87,729	59,567
Other operating expenses, net		(7,275)	(10,788)

		(397,536)	(364,819)

Operating income		83,373	190,152

Non-operating income (expense), net		5,671	4,662

Income before income tax and social contribution and minority interest		89,044	194,814

Income tax and social contribution
Current	19	(47,200)	(41,981)
Deferred	19	17,589	(25,920)

Income before minority interest		59,433	126,913

Minority interest		(253)	(175)

Net income for the period		59,180	126,738

Number of share at the end of the period (in thousand)	20	150,563	149,059

Net income per thousand shares at the end of the period – R$		0.39306	0.85025

The accompanying notes are an integral part of the consolidated financial statements.

TAM S.A. and Subsidiaries

Condensed consolidated interim statement of changes in shareholders’ equity
Three-month periods ended March 31, 2007 and 2006
In thousands of reais

				Revenue reserve

		Capital	Revaluation	Legal	Retention of	Retained
	Capital	reserve	reserve	reserve	profit	Earnings	Total

At December 31, 2005	153,909	350,782	161,196	5,988	88,212		760,087
Prior adjustment (note 20 (g))					(61,750)		(61,750)
Prior adjustment - Loyalty Program (note 3 (l))						(8,919)	(8,919)

Balance at the beginning of the adjustment period (note 20 (g))	153,909	350,782	161,196	5,988	26,462		689,418

Issue of shares (note 20 (a))	26,381	183,619					210,000
Realization of revaluation reserve, net			(915)			915
Net income for the period
Before the prior adjustment						111,241	111,241
Prior adjustment in 2007 according to 2006 (note 20 (g))						15,497	15,497
Net income for the period						126,738	126,738

At March 31, 2006 (unaudited)	180,290	534,401	160,281	5,988	26,462	118,734	1,026,156

At December 31, 2006	675,000	102,855	147,874	33,786	489,871		1,449,386
Prior adjustment (note 20 (g)))						(5,954)	(5,954)

Balance at the beginning of the adjustment period (note 20 (g))	675,000	102,855	147,874	33,786	489,871		1,443,432

Realization of revaluation reserve, net (note 20 (c))			(1,406)			1,406
Net income for the period						59,180	59,180

At March 31, 2007 (unaudited)	675,000	102,855	146,468	33,786	489,871	54,632	1,502,612

The accompanying notes are an integral part of the consolidated financial statements.

TAM S.A. and Subsidiaries

Condensed consolidated interim statement of changes in financial position
Three-month periods ended March 31, 2007 and 2006 (unaudited)
In thousands of reais

	Note	2007	2006

			(Note 20 (g))

Financial resources were generated by

Operations
Net income for the period		59,180	126,738
Expenses (income) not affecting working capital
Amortization of goodwill		179	180
Depreciation and amortization		27,008	22,916
Residual value of long lived assets disposals		604	1,288
Deferred income tax and social contribution	19	(17,589)	13,339
Provision for contingencies		38,520	(23,994)
Indexation charges on long-term receivables and liabilities		(2,102)	(11,208)
Minority interest		253	175

Adjusted income for the period		106,053	129,434

Stockholders
Capital increase			26,381
Premium on subscription of shares			183,619

			210,000

Third parties
Transfer from long-term to current assets		3,507	3,655
Increase in long-term liabilities		1,058	36,914

		4,565	40,569

Total funds generated		110,618	380,003

TAM S.A. and Subsidiaries

Condensed consolidated interim statement of changes in financial position
Three-month periods ended March 31, 2007 and 2006 (unaudited)
In thousands of reais	continued

	Note	2007	2006

			(Note 20 (g))
Financial resources were used for
Increase in long-term assets		286,082	5,786
Permanent assets
Property, plant and equipment		30,344	18,351
Deferred charges			80
Transfer from long-term to current liabilities		27,974	33,787
Prior year adjustment			8,919

Total funds used		344,400	66,923

Increase (decrease) in working capital		(233,782)	313,080

Changes in working capital
Current assets		(290,078)	319,006
Current liabilities		(56,296)	(5,926)

Increase (decrease) in working capital		(233,782)	313,080

The accompanying notes are an integral part of the consolidated financial statements.

TAM S.A. and Subsidiaries

Condensed consolidated interim statements of cash flows
Three-month periods ended March 31, 2007 and 2006 (unaudited)
In thousands of reais

	2007	2006

		(Note 20 (g))

Cash flows from operating activities

Net income for the period	59,180	126,738

Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	27,008	22,916
Amortization of goodwill	179	180
Deferred income tax and social contribution	(17,589)	25,920
Provision for contingencies	38,520	(23,994)
Residual value of long lived assets disposals	604	1,288
Indexation charges and exchange variations, net	41,929	(5,380)
Other provisions	(4,113)	(4,230)
Minority interest	253	175

(Increase) decrease in assets
Trade accounts receivable	(159,066)	36,178
Inventories	(10,598)	3,192
Taxes recoverable	(41,762)	(79,657)
Prepaid expenses	8,067	(9,379)
Deposits in guarantee	(18,766)	(711)
Judicial deposits	(3,453)	(1,287)
Deferred income tax and social contribution	3,514	4,396
Advances to aircraft manufacturers	(225,391)	(52,581)
Advances to aircraft maintenances	(23,576)
Other	29,665	(13,959)

Increase (decrease) in liabilities
Suppliers	61,246	(20,137)
Financial and operating leases	(3,016)	1,253
Salaries and payroll charges	(46,919)	(10,012)
Advance from ticket sales	11,529	(17,812)
Taxes and tariffs payable	7,331	8,101
Income tax and social contribution payable	41,694	37,585
Other	(18,344)	(33,156)

Net cash provided by (used in) operating activities	(241,874)	(4,373)

TAM S.A. and Subsidiaries

Condensed consolidated interim statements of cash flows
Three-month periods ended March 31, 2007 and 2006 (unaudited)
In thousands of reais	continued

	2007	2006

		(Note 20 (g))

Cash flows from investing activities

Acquisition of property, plant and equipment	(30,344)	(18,351)
Deferred charges		(80)

Net cash provided by (used in) investing activities	(30,344)	(18,431)

Cash flows from financing activities

Capital increase		210,000
Dividends paid	(137,104)	(29,042)
Finance lease:
Issuance	390,027	306,540
Repayments (interests included)	(359,924)	(241,378)
Operating lease:
Repayments (interests included)	(3,171)	(3,773)
Debentures:
Repayments (interests included)	(44,788)	(6,671)

Net cash provided by (used in) financing activities	(154,960)	235,676

Increase (decrease) in cash and banks and financial investments	(427,178)	212,872

Cash and banks and financial investments at the end of the period	2,025,800	1,208,324
Cash and banks and financial investments at the beginning of the period	(2,452,978)	(995,452)

Change in cash and banks and financial investments	(427,178)	212,872

Supplemental disclosure of cash flow information
Interest paid	44,450	8,190
Income taxes paid	21,988	69,550

The accompanying notes are an integral part of the consolidated financial statements.

TAM S.A. and Subsidiaries

Notes to the condensed consolidated interim financial information
Three-month periods ended March 31, 2007 and 2006 (unaudited) and
December 31, 2006
In thousands of reais, unless otherwise indicated

1 Operations

TAM S.A. ("TAM'' or "Company'') was incorporated in 1997, to invest in companies which carry out air transportation activities. The Company's principal subsidiary, TAM Linhas Aéreas S.A. ("TLA''), operates in the transportation of passengers and cargo within Brazil and on international routes. In September, 2003, the Company acquired Transportes Aéreos del Mercosur S.A. ("Mercosur''), an airline headquartered in Asunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia.

The TLA interim financial information is consolidated with those of its subsidiary Fidelidade Viagens e Turismo Ltda. (“Fidelidade”). Fidelidade operates as a travel and tourism agency under the name of TAM Viagens.

On June 13, 2005 the Company concluded a public offering of its shares on the São Paulo Stock Exchange (“BOVESPA”), which raised funds for the acquisition/lease of narrow bodied aircraft (predominantly the Airbus A320), to renovate and expand its fleet, in line with its strategy to consolidate its leadership in the domestic market and further our participation in the international market. On July 15, 2005, the over-allotment option was exercised by underwriters of the public offering. With the same objective, on March 10, 2006 the Company made an additional Public Offering – this time on the BOVESPA and the New York Stock Exchange – NYSE, which was concluded on April 6, 2006, with the exercise of a supplementary lot of shares as permitted by the Preferential Share Distribution agreement.

2 Presentation of the interim financial information

The interim financial information has been prepared in accordance with the accounting practices adopted in Brazil ("Brazilian GAAP'') which are based on:

  Brazilian Law No. 6.404/76, as amended by Brazilian Law no. 9.457/97 and Brazilian Law No. 10.303/01;

  the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários, or "CVM''); and

  the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil, or "IBRACON'').

The Company also utilizes the chart of accounts issued by the Civil Aviation National Agency (Agência Nacional de Aviação Civil, or "ANAC'') (formerly the Civil Aviation Department – DAC).

The financial statements for the year ended at December 31, 2006 and the financial information ended at March 31, 2006 had determined adjusted balances, in accordance with CVM Deliberation nº 506/06, for ends of comparison with the financial information of the current period, according record the financial instruments to fair value market, as mentioned in the note 20 (g).

The Brazilian GAAP differs in significant aspects of U.S. GAAP. For information add regarding the differences between Brazilian GAAP and U.S. GAAP, and the reconciliation of the net profits and stockhoders’ equity, see note 30.

The Company presents its statement of cash flows as supplementary information. The statement of cash flows was prepared in accordance with the relevant IBRACON standard (which is similar to IAS 7, except for the definition of cash and cash equivalents), and reflects the main operations that affected the Company's cash and banks and financial investments. Cash and banks consist of highly liquid cash deposits and financial investments as described in note 5.

However, in the Company’s opinion, the interim financial information presented herein includes all adjustments necessary for a fair presentation of the results for interim periods. The result of operations for the three-month period ended March 31, 2007 is not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2007.

3 Significant accounting practices

(a) Determination of results of operations

Results of operations are determined on the accrual basis of accounting. Revenue is recognized, as follows:

i. air transportation revenues (passengers and cargo) is recognized when transportation services are rendered;

ii. tickets sold but not yet used related to advances ticket sales are registered as current liabilities;

iii. revenue for unused tickets is recognized on the ticket expiration date, which is one year after the issuance date of the ticket; and

iv. other operating revenues represented by fees arising from alterations to flight reservations, sub-lease of aircraft and other services are recognized when the service is provided. Other operating revenues also includes revenue from partnerships with the Fidelity program for frequent flyers ("TAM Loyalty Program'') which is recognized when the points are issued to participants.

(b) Accounting estimates

The preparation of consolidated interim financial information in conformity with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial information and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to: the useful life of property, plant and equipment, allowance for doubtful accounts, allowance for inventories, deferred income tax assets, provision for contingencies and tax obligations under judicial dispute, valuation of derivative instruments, and assets and liabilities related to employees' benefits.

(c) Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statements of operations.

(d) Current and non-current

• Financial investments

The financial investments are initially recorded at acquisition cost and subsequently at market value. Investment funds are recorded at market value and are classified under financial investments under Brazilian GAAP.

• Allowance for doubtful accounts receivable

The allowance for doubtful accounts receivable is established in an amount considered sufficient by management to cover expected losses incurred in the collection of those credits.

• Inventories

Inventories, consisting of parts and materials to be used in maintenance and repair services, are stated at the average purchase cost, which is lower than replacement cost. Additionally, inventories are reduced by a provision for obsolete items, when applicable.

• Advances for aircraft maintenance

An advance for aircraft maintenance represents prepayment of maintenance to lessors under some of our operating lease agreements. As the Company presents proof of the performance of such maintenance, the related advances are reimbursed.

• Goodwill and negative goodwill

Goodwill related to the purchase of a minority interest in TLA, is based substantially on expected future profitability, and is being amortized over ten years, as from the date at which benefits are first generated. Upon consolidation the goodwill is reclassified to “Deferred charge” under Brazilian GAAP.

Negative goodwill will be amortized upon the divestiture or write-off of this investment, and is recorded in the balance sheet as “Deferred income”.

• Property, plant and equipment

Property, plant and equipment are recorded at the cost of acquisition, formation or construction, plus annual revaluation of aircraft, flight equipment land and building to their fair market values. Depreciation is recorded using the straight-line method note 11, and takes into account the estimated useful lives of assets.

Maintenance expenses are recorded using the built-in overhauls method and is amortized through the next scheduled maintenance. Amortization of capitalized maintenance is recorded within cost of services rendered.

• Other current receivables and long-term assets

Other current receivables and long-term assets are presented at net realizable values.

(e) Current and long-term liabilities

Current and long-term liabilities are stated at the known or estimated amounts, including, when applicable, accrued indexation charges and exchange rate variations.

(f) Provisions

Provisions are recognized when the Company has a legal or constituted obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

(g) Advance ticket sales

Advances from ticket sales represent the liabilities connected with tickets sold and not yet used in the last 12 months. Such amounts are recognized in income when the associated service is carried out or when the tickets expire.

(h) Pension plan and benefits to employees

TLA sponsors private defined contribution and defined benefit pension plans. In accordance with CVM Deliberation nº 371/00, the Company recognizes the actuarial liability, which was initially calculated in 2001, in the statements of operations, over a five year period until 2006. For subsequent periods, obligations are actuarially determined and accrued in the statement of operation. On November 21, 2006, the Supplementary Retirement Secretariat (the “SPC”) approved the proposal to migrate participants from the “defined benefits” plan to the “defined contribution” plan.

(i) Income tax and social contribution

Current and deferred income tax and social contribution are recorded based on composite statutory rates.

Deferred tax loss carryforwards are recorded in accordance with CVM Instruction nº 371/02, and consider past profitability and expectations of future taxable income. Income tax and social contribution available for offset against tax payable are limited to 30% of annual taxable income in any single year.

The Company also recognized deferred income tax and social contribution on temporary differences, including liabilities over the surplus generated by the revaluation of assets.

(j) Leases

• Finance lease

Recorded in a specific account to reflect our liability in relation to lease contracts where the lessee holds a bargain purchase option to acquire the asset.

• Operating lease

Operating leases are all leases other than finance leases. Liabilities and the respective expenses of this type of lease are recognized as incurred.

(k) Financial instruments

TLA contracts operations involving financial instruments with the objective of mitigating exposure to interest rate risk, exchange rate risk and fuel price variations. These risks are managed by defining operational strategies and establishing control systems.

In the quarter ended March 31, 2007, the Company, pursuing on going improvements in best corporate governance practices and financial controls, changed its accounting practice and recognizing financial instruments under fair value market. For purposes of comparison, the balance sheet and income statements of previous period include here in have been restated to show the effects retroactively.

(l) TAM Loyalty Program

The Company sponsors a program (TAM Loyalty Program) to award frequent flyers, whereby points are accumulated from TAM flights or flights with partner airline companies, or upon making purchases using the TAM Loyalty Program credit card, or using the services and products of partner entities.

On March 31, 2007, TLA's customers had earned points which had not been utilized.

During the quarter ended at March 31, 2006 the Company, pursuing on-going improvements in best corporate governance practices and financial controls, changed its accounting practice and accrued a provision for future liabilities relating to the Loyalty Program.

The Company adopts the incremental cost method to recognize its obligation to honor the program benefits, by estimating total expenses of redeeming these tickets, taking into account the current average capacity levels of the flights and marginal cost, per passenger transported (basically insurance and catering). Revenue resulting from the TAM Loyalty Program partnerships, from credit cards, hotels, rental car and others are recorded when the points are issued to participants.

The effect of this change – in the amount of R$ 8,919 was recorded directly to stockholders' equity under retained earnings, net of the tax effect of R$ 4,597.

4 Consolidated Interim financial information

The accounting policies have been consistently applied by the consolidating companies and are consistent with those used in previous years.

The consolidated interim financial information included the interim financial information of TAM and its subsidiaries, as listed below:

		Economic ownership (%)

	Date of consolidated
	interim financial	March 31,	December 31,
	information	2007	2006

TLA	March 31, 2007	100.00	100.00
Fidelidade	March 31, 2007	99.99	99.99
Mercosur	February 28, 2007	94.98	94.98

Description of main consolidation procedures

i.	Elimination of intercompany asset and liability account balances.

ii.	Elimination of investment in the subsidiaries' capital, reserves and retained earnings.

iii.	Elimination of intercompany income and expense balances.

iv.	Identification of minority interests in subsidiaries.

v.	Additionally, the revaluation of Mercosur’s property, plant and equipment has been considered in the consolidated financial statement, in order to assure consistency with the Company’s accounting practices, without having adjusted the corporate books in the country of origin.

vi.      The interim financial information of the company headquartered abroad (Mercosur) were translated into reais at the exchange rate at the balance sheet date.

5 Financial investments

	March 31,	December 31,
	2007	2006

Denominated in local currency
Investment funds (cash and cash equivalents)	94,340	177,049
Investment funds (trading)	1,741,867	2,054,368
Bank deposit certificates		2,962
Others (trading)	74,029	84,846

	1,910,236	2,319,255

Denominated in foreign currency
Investment funds (trading)	18,254	11,295

	1,928,490	2,330,520

Investment funds represent shares in exclusive funds, which principally include shares in money market funds, federal government securities, bank deposit certificates, debentures and may include derivatives related to such securities.

6 Customers accounts receivable

(a) Composition of balances

			March 31,	December 31,
			2007	2006

	Domestic	International	Total	Total

Credit cards	496,995	26,418	523,413	437,627
Travel agencies	199,079	30,324	229,403	218,746
Account holders	24,201	1,066	25,267	25,917
Other airlines	4,957	29,569	34,526	29,799
Cargo agencies	13,788	44,942	58,730	20,583
Prepaid checks	14,913		14,913	13,412
Others	81,119	10,871	91,990	73,275

Total	835,052	143,190	978,242	819,359

Allowance for doubtful accounts	(34,905)	(4,675)	(39,580)	(38,387)

Total	800,147	138,515	938,662	780,972

(b) Change in the allowance for doubtful accounts

	March 31,	March 31,
	2007	2006

Balance at the beginning of the period	38,387	31,536
Increases (recorded as “sales expenses”)	1,423	1,333
Recoveries	(230)	(8,818)

Balance at the end of the period	39,580	24,051

7 Inventories

(a) Composition of balances

	March 31,	December 31,
	2007	2006

Spare parts and material for repairs and maintenance	127,146	114,194
Other inventories	8,281	10,635

Total	135,427	124,829
Provision for loss on realization	(11,419)	(10,954)

Total	124,008	113,875

“Other inventories” is mainly composed of uniforms, stationary and catering items.

(b) Change in provision for loss on realization of inventory

The changes in provision for obsolete inventories are summarized as follows:

	March 31,	March 31,
	2007	2006

Balance at the beginning of the period	10,954	12,527
Additions (recorded as “cost of services rendered”)	515	24
Reversal	(50)	(367)

Balance at the end of the period	11,419	12,184

8 Advances to aircraft manufacturers

At March 31, 2007, advances to aircraft manufactures are represented by U.S. dollar denominated contractual prepayments, made to the manufacturer, of R$ 558,702 (12.03.2006 - R$ 352,708), equivalent to US$ 272,484 thousand (12.03.2006 – US$ 164,971 thousand). Of this amount, R$ 379,379 (12.03.2006 – R$ 130,915) refers to aircraft which will be delivered in long-term.

The advances are classified as current assets, since TLA is guaranteed reimbursement of these amounts when the aircraft is leased by the manufacturer, within the following year, and once the financing for the equipment is agreed.

9 Deposits in guarantee

Deposits and collaterals in guarantee relating to the lease of aircraft and engines serve mainly to guarantee payments of operating lease installments. Such deposits and collaterals are denominated in U.S. dollars, and accrue interest based on the London Interbank Offered Rate ("LIBOR'') plus a spread of 1% per annum (p.a.). The terms for redemption are defined in the lease contracts.

10 Related-party transactions

At March 31, 2007, TLA received from Táxi Aéreo Marília S.A. ("Marília"), a company under common control, R$ 304 recorded as “cost of services rendered” (March 31, 2006 - R$ 289), relating to services provided, such as the use of its importations area and aircraft insurance.

The Company and its subsidiaries signed a contract on March, 2005 with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor") for the right to use the "TAM" brand. This contract establishes a monthly fee, adjusted annually by IGPM, which totaled to R$ 3,557 at March 31, 2007 (March 31, 2006 – R$ 3,467), recorded as “Administrative expenses”.

11 Property, plant and equipment

(a) Composition of balances

			March	December
			31, 2007	31, 2006

					Annual average
		Accumulated			depreciation
	Cost	depreciation	Net	Net	rate - %

Flight equipment	778,054	(359,455)	418,599	418,695	8.96
Land and Buildings	220,156	(13,518)	206,638	207,467	2.82
Computers and software	98,573	(47,072)	51,501	55,522	20.00
Machinery and equipment	66,938	(32,801)	34,137	33,049	10.00
Furniture, fixtures and facilities	24,391	(12,453)	11,938	11,837	10.00
Vehicles	35,085	(27,556)	7,529	7,292	20.00
Software	5,467	(69)	5,398		33.33
Construction in progress	44,646		44,646	43,406
Other	25,766	(11,735)	14,031	14,417	6.7

	1,299,076	(504,659)	794,417	791,685

Flight equipment includes engines and spare parts. “Others” is mainly composed of improvements carried out on the runway at the São Carlos Technology Center.

The liens (note 12) on property, plant and equipment amounted to R$ 110,499.

(b) Revaluation (note 20 (c))

TLA, updated its revaluation of aircraft engines and properties at November 30, 2006, based on an independent revaluation report issued by Engeval Engenharia de Avaliações S/C Ltda, which was approved at the Extraordinary

Board Meeting held on December 29, 2006. This revaluation resulted in an increase in stockholders’ equity of R$ 9,541 or R$ 7,332 net of tax. The revaluation was based on the current fair market value of the assets. When applicable, new estimates of useful lives of these items were determined.

Mercosur, revalued it aircraft engines and property at November 30, 2006, based on an independent revaluation report. This revaluation resulted in a decrease in the Company’s stockholders’ equity, of R$ 601. The revaluation was based on the current fair market value of the assets.

As required by CVM Deliberation nº 183/95, upon realization of the revaluation reserve R$ 1,406 was appropriated to the “Retained earnings” in the quarter ended March 31, 2007 (March 31, 2006 – R$ 915).

12 Short and long-term debt

			Payment terms and	March 31,	December 31,
	Guarantees	Interest rates (weighted average)	year of last payment	2007	2006

Local currency

Leasing of IT equipment	Promissory note of R$ 13,788	1.9% to 23.4% p.a. (15.3% p.a.)	Monthly until 2009	11,897	7,534
Leasing of IT equipment	Promissory note of R$ 14,227	CDI + 0.4% p.a. to 3.6% p.a. (3.6% p.a.)	Monthly until 2009	24,256	32,269
FINEM – Sub credit A	Lien over assets and accounts receivable	TJLP + 4.5% p.a. (6.5% p.a.)	Monthly until 2011	69,352	72,979
FINEM – Sub credit B	Lien over assets and accounts receivable	Basket of currencies BNDES + 3.5% p.a. (4.9% p.a.)	Monthly until 2012	10,777	11,762
Compror	no guarantee	13.6% p.a.	Monthly until 2007	183,854	129,952
Others	Promissory notes of R$ 6,995	TJLP + 3.4% p.a. to 5.5% p.a. (7.2% p.a.)	Monthly until 2011	5,754	6,006

Total in local currency				305,890	260,502

Foreign currency
FINIMP	Promissory note of US$ 14,294 thousand	12 months LIBOR + 0.7% to 5.6% p.a. (5.9% p.a.)	Annual until 2009	123,315	134,113
International Finance Corporation -IFC	Guarantee deposit	6 months LIBOR+ 3%p.a. (8.3% p.a.)	Six-monthly until 2012	41,162	42,083
Leasing renegotiation	Letter of guarantee	Fixed instalments of (US$ 55 thousand)	Monthly until 2022	13,305	14,014
Financing - Machinery and equipment	Guarantee deposit	1 month LIBOR + 5% p.a. (10.3% p.a.)	Monthly until 2008	1,188	1,308
	Promissory notes of US$ 2,252 to
Others	US$ 3,165 thousand and liens good	6 months LIBOR or fixed interest (8.3% p.a.)	Monthly until 2007	720	752

Total in foreign currency				179,690	192,270

Total in local and foreign currency				485,580	452,772

Current				(268,098)	(221,908)

Non-current				217,482	230,864

FINIMP – Import Financing.
FINEM – Government Agency for Machinery and Equipment Financing.
TJLP – Long-term Interest Rate.
CDI – Interbank Deposit Certificate.

Long-term amounts mature as follows:

	March 31,	December 31,
Year	2007	2006

2008	66,617	79,092
2009	90,392	90,437
2010	24,395	24,548
2011	22,663	22,818
2012	3,841	3,997
After 2012	9,574	9,972

	217,482	230,864

On December 16, 2005, the Company signed a loan agreement contract with the International Finance Corporation –IFC – in the amount of US$ 50 million, US$ 33 million to be used for the financing of advances to aircraft manufacturers for future aircraft and US$ 17 million as working capital. In the six months ended June 30, 2006, the US$ 17 million working capital portion was drawn down. In the second semester of 2006, US$ 3.9 million was used for financing pre-payments to aircraft manufacturer. Liens on equipment and liens on accounts receivable have been offered to secure the loan.

The Company is subject to covenants under its loan facilities such as, financial ratios, limitation of issuance of new debt facilities and priority of prepayment of loans. As of March 31, 2007 the Company is in compliance with all of its covenants.

13 Leases Payable

		Monthly
		payments
		with final	March	December
	Rates (Weighted average)	due date	31, 2007	31, 2006

Foreign currency denominated
Airbus A319/A320 engines	6-Months LIBOR + 5.4% p.a.	2015	42,284	46,166

Airbus A330 engines and spare parts	1-Month LIBOR (5.3%p.a.)	2009	5,300	5,939

Refinancing of operational lease installments:	1-Month LIBOR (5.5% p.a.)	2009	19,950	24,365
	6-Months LIBOR (5.4% p.a.)	2016	59,560	73,465
	3-Months LIBOR (5.36%p.a.)	2009	10,127	8,247
	Fixed interest of from 1.12% p.a.	2009	14,004	3,880

			151,225	162,062

Current			(69,318)	(69,108)

Non-current			81,907	92,954

Long term finance leases and operating lease liabilities mature as follows:

	March	December
Year	31, 2007	31, 2006

2008	20,883	27,814
2009	26,628	27,765
2010	12,959	13,691
2011	6,962	8,631
2012	5,606	5,845
After 2012	8,869	9,208

	81,907	92,954

14 Commitments

(a) Operating leases

TLA has obligations arising from operating lease commitments. The obligations under these lease commitments are not reflected in the balance sheet because the contracts do not include purchase options for the aircraft subject to the lease agreements. These operating leases cover: 18 Fokkers-100, 15 Airbus A319, 55 Airbus A320, 10 Airbus A330 and 3 MD-11 (December 31, 2006 - 21 Fokkers-100, 14 Airbus A319, 50 Airbus A320 and 10 Airbus A330). These contracts are for periods of up to 192 months and are denominated in U.S.dollar and LIBOR. For the period ended March 31, 2007, the cost of aircraft leases, recognized in the consolidated statement of operations in “Costs of services rendered”, totaled R$ 219,588 (March 31, 2006 – R$ 162,150), equivalent to US$ 104,144 thousand (March 31, 2006 – R$ 74,565 thousand).

In addition, to meet the payment conditions established by contract, the Company offered promissory notes guaranteed by TAM totaling at March 31, 2007 US$ 51,829 thousands (December 31, 2006 – US$ 60,943 thousands).

Future disbursements due on these contracts (expressed for purpose of convenience in U.S. dollars, at the balance sheet exchange rates) are as follows:

		Monthly
		payments with	Thousands of US dollars

		final due	March	December
	Rates (weighted average)	payment in	31, 2007	31, 2006

Airbus A319	1-Month Libor (5.3% p.a.)	2014	133,293	115,713
	3-Months Libor (5.4% p.a.)	2013	38,125	15,279
	6-Months Libor (5.3% p.a.)	2020	171,773	177,065

Airbus A320	Fixed interest to 4.0% p.a.	2012	56,000	65,708
	1-Month Libor (5.3% p.a.)	2016	144,445	124,924
	3-Months Libor (5.4% p.a.)	2022	533,681	419,584
	6-Months Libor (5.3% p.a.)	2020	529,626	505,146

Airbus A330	6-Months Libor (5.3% p.a.)	2017	427,759	443,196
	Fixed interest to 4.6% p.a. to 5.6% p.a. (5.2% p.a.)	2020	224,568	231,110

Fokker 100	Fixed interest 1.12% p.a. to 2.0% p.a. (1.2% p.a.)	2011	66,886	73,934
	6-Months Libor (5.4% p.a.)	2007	7,400	6,961

MD 11	Fixed payment US$ 399	2008	19,152

Airbus engines	Fixed interest 0.92% p.a. to 1.01% p.a. (0.96% p.a.)	2011	10,597	7,143
	6 Months Libor (5.2% p.a.)	2014	8,040	8,359

			2,371,345	2,194,122

Future disbursements due by year are as follows:

	Thousands of US dollars

Year	March 31, 2007	December 31, 2006

2007	288,760	332,949
2008	345,266	307,169
2009	305,127	276,941
2010	290,133	264,053
2011	272,500	247,434
2012	232,391	231,711
After 2012	637,168	533,865

	2,371,345	2,194,122

(b) Commitments for future aircraft acquisition

In 1998, TLA signed an agreement to purchase Airbus A320 aircrafts. Out of this contract, TLA had at March 31, 2007, commitment to purchase 2 aircrafts to be delivered through 2008.

In 2005, the Company signed an amendment to the contract with Airbus for the firm purchase of 20 Airbus A320 with an additional 20 options for the same aircraft family (including A319, A320 and A321), remaining 19, the delivery of the A320 family aircraft are scheduled up to 2010.

In 2006 the Company finalized the contract to acquire a further 37 Airbus aircraft (15 A319, 16 A320 and 6 A330) for delivery by 2010. The Company also signed a Memorandum of Understanding signaling its intention to purchase 10 A350-900 with 5 options subject to future operational conditions; the A350 will start to be delivered at the end of 2013.

Also in 2006, the Company contracted the purchase of 4 new Boeing 777-300 ER with 4 options for the same aircraft.

The Company and the Boeing had also signed a short leasing operation for 3 aircrafts MD-11, that will serve as a bridge lean until the delivery of the 4 B777-300 ER.

15 Return of the Fokker 100 fleet

As a result of the agreement to return of the Fokker 100 fleet, on December 19, 2003, TLA cancelled 19 lease contracts, of which ten were finance leases and nine were operating leases. These aircraft, as from the date of the renegotiated lease contracts up to their return, are under operating leases.

TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 in the original amount of R$ 94,188. This amount was recognized in the statement of operations in the year ended December 31, 2003. TLA also renegotiated the rescheduled overdue installments in the original amount of R$ 49,599.

At March 31, 2007, the total commitment under the Fokker 100 fleet operating leases arrangements amounted to R$ 68,912 (December 31, 2006 – R$ 74,619), equivalent to US$ 33,609 thousand (December 31, 2006 –US$ 34,901 thousand), of which R$ 11,714 (December 31, 2006 – R$ 11,813) is classified in current liabilities (Others liabilities).

Non-current maturities have the following distribution:

Year	March 31, 2007	December 31, 2006

2008	9,105	12,659
2009	16,163	16,854
2010	18,319	19,101
2011	13,611	14,192

	57,198	62,806

16 Advanced ticket sales

At March 31, 2007, the balance of advance ticket sales is represented by 2,874,153 (December 31, 2006 –2,263,942) ticket coupons sold but not yet used.

17 Provision for contingencies and judicial deposits

Management of TLA and Mercosur recorded provisions for the estimated loss for amounts being disputed in court for those cases, as judged by the Company’s outside legal counsel, where loss to the Company is deemed probable, and for those amounts considered legal obligations under laws or decrees despite the Company’s questioning legislation.

At March 31, 2007 the amount of provisions and corresponding deposits into court are summarized below:

			March 31,	December
			2007	31, 2006

	Provisions for	Judicial
	contingencies	deposits	Net	Net

Tax obligations
Contribution for Social Security - COFINS (i)	309,724	(25,397)	284,327	274,835
Social Integration Program PIS (i)	85,131	(8,450)	76,681	73,323
Additional tariff (ii)	264,728		264,728	247,790
Withholding income tax (IRRF) on leases	12,107		12,107	11,910
Staff fund (iii)	54,988		54,988	50,514
Income tax		(3,164)	(3,164)	(3,164)

Others	8,174	(5,900)	2,274	13

	734,852	(42,911)	691,941	655,221

Labor contingencies (iv)	8,481	(8,846)	(365)	(3,845)
Civil contingencies	17,948	(7,255)	10,693	15,808

	761,281	(59,012)	702,269	667,184

(i) Corresponds to the discussion of the constitutionality of the change in the tax base of the PIS and the increase in the contribution and basis of calculation of COFINS, introduced under Law nº 9718/98. Judicial deposits were made for certain months, and others TLA is supported by judicial measures. These amounts, net of judicial deposits, are updated based on the SELIC.

On November 9, 2005, the Supreme Federal Court ruled that the change in the tax base was unconstitutional. During the first quarter, the Company has been successful in obtaining favorable ruling on one process which has enabled the partial reversal of established provision in the amount of R$ 7,560, where R$ 3,496 has been from administrative expenses and R$ 4,064 from financial expenses. At March 31, 2007, six processes are yet to be judged.

(ii) Corresponds to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes which are not supplemented. TLA management, based on the opinion of its outside legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order.

(iii) Corresponds to the collection of 2.5% on the payroll for on the payroll for private social service and professional formation entities. TLA management, based on the opinion of its outside legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

(iv) Judicial deposits have a value in excess of the contingency provision because of judicial withholding orders and judicial deposits for contingencies not included within the provision which is recorded in accordance with the CVM’s Orientation no. 15/87.

The changes in provision for contingencies and tax obligations under judicial dispute are summarized as follows:

	March 31,	March 31,
	2007	2006

At beginning of the period	722,761	654,101

Increase (recorded as “administrative expenses”)	86,743	73,691
Reversals (recorded as “administrative expenses”)	(422)	(852)
Payments	(47,801)	(96,832)

At the end of the period	761,281	630,108

The Company and its subsidiaries are involved in other contingencies involving fiscal, labor and civil claims in the amount of R$ 412,335 (December 31, 2006 R$ 292,242). Based on the opinion of its legal counsel, the Company believes that the chances of success for the remaining amounts are probable and therefore, no provision has been recorded.

18 Debentures

The outstanding balance per issue is set out below:

			Amount	March	December
Issue Date	Series	Quantity	issued	31,2007	31, 2006

TAM
August 01, 2006	Exclusive	50,000	10,000	509,823	528,573

TLA
April 22, 2003	First	473,006	47,301	16,363	21,282
April 22, 2003	Second	222,835	22,284	7,709	10,026
May 16, 2003	Third	177,165	17,717	7,007	8,783

		873,006	87,302	31,079	40,091

Total				540,902	568,664

Current				(39,953)	(60,588)

Non-current				500,949	508,076

TAM

On July 7, 2006 Board of Directors approved the issue for public distribution of nominative, non-convertible debentures with no guarantee or preference but for provided by TLA.

The debentures have a nominal value of R$ 10,000 and a term of six years, the repayment terms call for three successive, equal, annual payments the first of which falls due on August 1, 2010.

Interest is to be paid every six months at a rate equivalent to 104.5% of the CDI as calculated and published by CETIP – the custodian and liquidation chamber.

TLA

At the Extraordinary General Meeting held on April 7, 2003 stockholders approved the private issuance of non-convertible debentures, without the issuance of warrants or certificates, with nominal value of R$ 100.00 each. These debentures have already been placed in three series. Each series falls due 60 months after the subscription date.

Debentures are guaranteed by a pledge of credit rights, and interest is 4.75% per annum plus Long-Term Interest Rate (TJLP).

The guarantee offered corresponds to the cash balance deposited by travel agents and held at Bank Boston Banco Multiplo S.A. (Itaú), on each 24th day of the month, in amounts considered sufficient to settle the monthly installments.

19 Income tax and Social Contribution

(a) Reconciliation between nominal and effective income and social contribution taxes

	March 31,	March 31,
	2007	2006

		(Note 20 (g))
Income before income tax and social contribution	89,044	194,814
Composite statutory rate - %	34	34

Nominal income tax and social contribution	(30,275)	(66,237)
Non deductibles/non taxables items	664	(1,664)

	(29,611)	(67,901)

Income tax and social contribution
Current expense	(47,200)	(41,981)
Deferred (expense) benefit	17,589	(25,920)

	(29,611)	(67,901)

(b) Composition deferred income tax and social contribution assets
	March	December 31,
	31, 2007	2006

		(Note 20 (g))
Social contribution carryforwards	1,670	8,251
Temporary differences	154,038	137,143

	155,708	145,394

Current	(33,044)	(36,117)

Non-current	122,664	109,277

The temporary differences are basically related to contingency provisions, allowance for doubtful accounts and exchange ariations.Income tax losses and negative basis of social contribution carryforwards do not expire.

(c) Deferred income tax and social contribution tax liabilities

As prescribed by CVM Deliberation 273/98, the revaluation reserve recorded by TLA at March 31, 2007 is net of income and social contribution charges of R$ 55,612 at March 31, 2007 (December 31, 2006 – R$ 56,306).

20 Shareholder’s equity

(a) Capital

As at March 31, 2007, subscribed and paid-in capital is comprised of 150,563,341 shares (December 31, 2006 – 150,563,341), of which 59,791,955 are common shares (December 31, 2006 – 59,791,955) and 90,771,386 are preferred shares (December 31, 2006 – 90,771,386). Authorized capital amounts to R$ 1,200,000 (December 31, 2006 – R$ 1,200,000) and can be increased upon issuance of common and preferred share with the Board of Directors’ approval.

At March 31, 2007 the Company did not hold any shares in treasury.

Common share confer to its bearer the right to vote in general meetings.

The preferred shares do not have the right to vote in general meetings, except in limited matters, however, they have priority in the distribution of dividends, priority in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

On March 10, 2006 the Board of Directors approved the global offering of 5,000,000 preferred shares issued by the Company and the secondary offering of 30,618,098 preferred shares. The price of the primary offering of preferred shares was R$ 42.00.

In April, 2006, as a result of the exercise of the over-allotment option under the preferred shares distribution agreement related to the March 2006 public offering of shares, the Company issued 1,503,879 preferred shares at the price of R$ 42.00 per share. The over-allotment option was approved by the Company.

During 2006, the Company reached its BOVESPA Level 2 requirement to have a free float of 25% of its shares. Since April, 2006 the free float was 45.39% (unaudited).

(b) Capital reserve – share premium account

The premium on the subscription of shares is allocated to all stockholders equally.

(c) Revaluation reserve (note 11(b))

The amount realized is in proportion to the depreciation of the revalued assets and is transferred to the accumulated deficit at March 31, 2007, amounted to R$ 1,406 (March 31, 2006 – R$ 915). Of the total reserve, R$ 35,948 (December 31, 2006 – R$ 35,948) corresponds to the revaluation of land, which will only be realized upon sale.

In accordance with CVM Instruction No. 197/93, the deferred tax charges on the revaluation reserve, which at March 31, 2007 amounted to R$ 55,612 (December 31, 2006 - R$ 56,306), are recognized in the statement of operations to the extent that the reserve is realized.

(d) Dividends and interest on stockholders’ equity

Pursuant to the Company's statutes, stockholders are assured a minimum dividend of 25% of adjusted net income for the year, after deducting 5% appropriated to the legal reserve, up to a maximum of 20% of capital. The preferred shares have priority in capital reimbursement and the right to a dividend at least equal to that distributed to the common shares.

On February 27, 2007, the Board of Directors approved the annual dividends payment and interest on stockholders’ equity based on the 2006 net income paid on March 30, 2007.

(e) Retained income reserve

Article 196 of Corporation Law requires that the balance of net income after dividend distribution and other statutory appropriations is transferred to this reserve in order to finance the Company’s capital budget and working capital requirements. Future investments include the leasing of additional aircraft.

(f) Stock option plan

At the Extraordinary Stockholders' Meeting held on May 16, 2005, the stockholders approved the stock option plan.

The maximum dilution effect to the Company's stockholders is 2% of outstanding shares, or 2,857,247 shares, for a share options to be granted to full time employees by the Board of Directors.

Under the terms of the Plan, the options granted are divided into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the company at that time.

The Board of Directors granted the release of 955,005 preferred shares to be used as options under the plan bellow:

	1st grant	2nd grant

Date	December 28, 2005	November 30, 2006
Number of share	715,255	239,750
Year price – R$ per share	14.40	43.48
Readjustment index	IGPM	IGPM

(g) Prior adjustment

During the first quarter ended March 31, 2007, the Company, pursuing on-going improvements in best corporate governance practices and financial controls, changed its accounting practice and began to record derivative a financial instruments under fair value market.

Such liabilities at December 31, 2006 amounted to R$ 9,021 (R$ 5,954 net of the tax effect) and this amount has been charged to "Others accounts payable "and the other hand "Retained earnings".

At March 31, 2006, the prior adjustment effect was R$ 23,481 (R$ 15,497 net of the tax effect).

21 Gross Sales Report

The Company presents its gross sales information segmented by type of service rendered and geographic area:

(a) By type of service rendered

	March	V	March	V	Variation
	31, 2007	(%)	31, 2006	(%)	– (%)

Domestic revenue
Scheduled – Passenger	1,038,989	54.3	1,113,950	67.0	-6.7
Charter – Passenger	53,656	2.8	73,908	4.4	-27.4
Cargo	81,917	4.3	72,343	4.3	13.2

	1,174,562	61.4	1,260,201	75.7	-6.8

International revenue
Scheduled – Passenger	502,627	26.3	284,189	17.1	76.9
Charter – Passenger	3,346	0.2	3,011	0.2	11.1
Cargo	74,764	3.9	30,758	1.8	143.1

	580,737	30.4	317,958	19.1	82.6

Other operating revenue
Commission	2,162	0.1	6,771	0.4	-68.1
Partnerships with TAM Loyalty Program	69,654	3.6	31,396	1.9	121.9
Aircraft sub-lease			13,273	0.8
Travel and tourism agencies	4,203	0.2	5,738	0.3	-26.8
Others (including expired tickets)	82,004	4.3	28,456	1.7	188.2

	158,023	8.2	85,634	5.1	84.5

Gross sales	1,913,322	100.0	1,663,793	100.0	15.0

(b) By region

	March		March		Variation
	31, 2007	V (%)	31, 2006	V (%)	– (%)

Brazil	1,332,585	69.6	1,345,835	80.9	-1.0
Europe	236,840	12.4	108,232	6.5	118.8
North America	226,076	11.8	119,323	7.2	89.5
South America (excluding Brazil)	117,821	6.2	90,403	5.4	30.3

	1,913,322	100.0	1,663,793	100.0	15.0

22 Main costs and expenses

					March 31, 2007		March 31, 2006

				Expenses

			General
	Costs of		and
	service		adminis-	Directors’
	rendered	Sales	trative	fees	Total	%	Total	%

Personnel	218,230	19,569	18,277	11,664	267,740	15.3	189,958	13.6
Fuel	570,249				570,249	32.7	469,805	33.5
Depreciation and amortization	20,697	426	5,885		27,008	1.5	22,916	1.6
Maintenance and repairs (except personnel)	104,851				104,851	6.0	77,821	5.6
Aircraft insurance	8,510				8,510	0.5	8,891	0.6
Landing, take-off and navigation tariff	99,256				99,256	5.7	69,096	4.9
Leasing of aircraft and equipment	223,151	510	1,492		225,153	12.9	163,809	11.7
Services rendered by third parties	39,803	39,908	58,163		137,874	7.9	125,363	8.9
Selling and marketing		187,309			187,309	10.7	203,124	14.5
Other	68,356	18,697	30,772		117,825	6.8	69,996	5.1

	1,353,103	266,419	114,589	11,664	1,745,775	100.0	1,400,779	100.0

23 Financial income and expense

	March 31, 2007	March 31, 2006

		(Note 20 (g))

Financial income
Interest from investments	70,506	39,680
Exchange variation	5,385	16,178
Interest income	5,295	2,365
Discounts obtained	5,841	680
Other	702	664

	87,729	59,567

Financial expense
Exchange variation	(21,003)	(4,896)
Interest expense	(41,423)	(28,027)
Tax on Bank Account Transactions – CPMF	(5,799)	(5,121)
Financial instruments losses	(14,255)	(4,893)
Other	(2,838)	(4,496)

	(85,318)	(47,433)

Financial income (expense), net	2,411	12,134

24 Benefits to employees

(a) Supplementary pension plan

TLA sponsors three private pension plans TAM Prev I, II and III which supplement retirement benefits. On November 21, 2006, the Supplementary Retirement Secretariat (the “SPC”) approved the proposal to migrate participants from the TAM Prev I, II and III to a PGBL, a defined contribution plan. At March 31, 2007, there are still 5 participants which have not transferred into the PGBL.

The sponsors contribution paid in the period ended March 31, 2007 amounted to R$ 2,957 (December 31, 2006 - R$ 2,905).

The independent actuary’s evaluation, dated January 29, 2007, shows a pension asset of R$ 621, not included in the Company’s financial statements.

Actuarial assumptions

The Projected Unit Credit Method was applied by an independent actuary based on the following actuarial assumptions (nominal rates, including inflation):

	Annual percentage

	2006	2005

Economic
Discount rate	11.83	11.83
Expected return on plan assets	13.72	13.72
Future increase in social Security benefits	5.00	5.00
Future salary increases	7.10	7.10
Inflation	5.00	5.00

(b) Profit sharing

In accordance with the annual Union agreement, the Company will pay a share of its profits as a result of it reaching certain performance indicators established in line with the annual budget. Consequently, management recorded as “Salaries and payroll charges” at March 31, 2007, the provision for payment of this benefit in the amount of R$ 5,455 (March 31, 2006 – R$ 7,522).

25 Insurance coverage

The subsidiaries contract insurance coverage for amounts considered above the minimum mandatory amounts deemed as necessary for possible claims, considering the nature of the assets and the risks of the activity. The adopted premises of risk, given its nature, are not part of the target of a revision of the quarterly information, had consequent not been examined by our independent auditors At March 31, 2007, considering the aircraft fleet of the TAM Linhas Aéreas S/A and Transportes Aéreos del Mercosur, the coverage for the aviation activity (aircraft and civil responsibility together) will give a maximum indemnity amount of up to US$ 1.5 billion.

As a consequence, the Brazilian Government, through Law 10.744 of October 9, 2003 and Decree n° 5035 of April 05, 2004, assumed the commitment to match up eventual expenses of civil liabilities for third parties generated by war or terrorist attacks that the Company may be required to pay. As regulated by this law, expenses for civil responsibilities assumed by the Federal Government are limited to the equivalent in Reais of one billion U.S. dollars.

The subsidiaries also keep insurance coverage to match up eventual expenses in your facilities against robbery risk, fire, flooding, electric damage amongst others for equipment, buildings and vehicles of our responsibility and/or property.

26 Contingent assets

(a) Value-Added Tax - ICMS

i. On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue were no longer subject to ICMS.

ICMS taxation on domestic air cargo transportation revenue is still due. Management recorded a provision at March 31, 2007 of R$ 7,543 (December 31, 2006 – R$ 7,467), in Taxes and tariffs payable. The installments due in more than one year at March 31, 2007 totaling R$ 167 (December 31, 2006 – R$ 171) are classified as long term liabilities under “Other liabilities”.

ii. Collected of certain ICMS payments made from 1989 to 1994 were later ruled to have been unconstitutional. TLA has filled several suits, in different states of the country, to claim the amount paid in error. The Company will recognize the credits, estimated at approximately R$ 55,000 and corresponding indexation adjustments, when final recovery is assured.

(b) Indemnification for losses on regulated fares

TLA filed a lawsuit against the Federal Government demanding indemnity for losses arising in the period from 1988 to 1993, when the fares were regulated by the Federal Government.

In April 1998, the lawsuit was ruled in the Company’s favor by lower court of the Federal Justice, and an indemnity of R$ 245 million was determined based on a calculation made by an expert. This amount is subject to delinquent interest since September 1993, and inflation adjustment since November 1994. The First Panel of Higher Court of Justice accepted the special appeal made by the Company determining that the Federal Court of Appeals judge the merit of the case without intervention from the Public Prosecutor.

Management has not recognized in the interim financial information any amount for this indemnity and will do so only when the lawsuit is legally confirmed in its final instance.

(c) Additional tariff “ATAERO”

TLA filed a claim for anticipated custody addressing the legality of the additional amount to tariffs (ATAERO), which rate is 50% on the tariff amount. At March 31, 2007, the amount under discussion totaled R$ 453,918 (unaudited) (December 31, 2006 - R$ 430,537 (unaudited)), not recognized in the interim financial information.

27 Financial instruments

(a) General considerations

The Company enters into transactions involving financial instruments in order to reduce the exposure of its risks. In addition, temporary cash surpluses are applied in line with current treasury policies, which are continuously reviewed, besides minimizing the impact of fuel price volatility.

The management of these financial instruments is made pursuant to operational strategies, pursuing liquidity, return and security. Management policy consists in monitoring contracted rates against current market rates. The Company does not invest in derivatives or any other high-risk assets of a speculative nature.

The Company, in order to align its accounting practices with those of the U.S. GAAP, changed its criteria for recognizing financial instruments to fair value market. Changes in market value are included in the Company’s results of operations

(i) Risk from the price of fuel

Airline companies are exposed to the volatility in fuel prices. Fuel represented the period ended at March 31, 2007, 33% (December 31, 2006 - 34%) of cost of services rendered, commercial, sales and administrative expenses.

At March 31, 2007, these operations, with maturity up to December, 2007 they are equivalent to approximately 3,250 thousand barrels (December 31, 2006 – 1,150 thousand barrels).

(ii) Foreign exchange rate risk

This risk is related to possible foreign exchange rates volatility, affecting the financial expense (or income) and the outstanding liabilities (or assets) balances indexed to a foreign currency. Part of this risk is mitigated given the fact that the Company operates overseas and revenues from these transactions are denominated in hard currency. The existing policy for hedging foreign exchange risk is to cover of hard currency cash flow (net) for the subsequent 12 months. At March 31, 2007 the period protected against the foreign exchange rate risk amounted to the following three months, based on scenarios and volatility.

The Company contracts derivative financial operations, aimed mainly to protect its foreign currency exposure from fuel, engine maintenance services and financing related to its operational activities.

On March 31, 2007, contracts with options, acquired to hedge risks with liabilities to suppliers and financing, amounted to R$ 811,958 - US$ 396,000 thousands (December 31, 2006 – R$ 1,137,416 – US$ 532,000 thousands) and have various maturity dates, up to January, 2008.

(iii) Interest rate risk

This risk arises from possible losses (or gains) as a result of fluctuations of the interest rates to which the Company’s liabilities and assets are linked.

To minimize possible impacts from interest rate volatility, the Company has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as LIBOR and CDI), and periodically renegotiates its contracts, in order to adapt them to current market conditions.

(iv) Credit risk

Credit risk arises from the possibility of the Company not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held by financial institutions generated for financial investment operations.

To reduce this risk the Company has adopted the practice of establishing credit limits and permanently accompanying its debtor balance (mainly from travel agencies). With respect to marketable securities, the Company only invests with institutions with low credit risk as evaluated by rating agencies. In addition, each institution has a maximum limit for investments, as determined by the Company's Risk Committee.

(b) Financial investments

Represented by funds designed to invest in quotas of various classes of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the Brazilian interbank interest rate – also known as DI.

(c) Investments

TLA and Mercosur are non-public companies and, therefore, there is no information readily available to evaluate their fair market values.

28 Loyalty Program

At March 31, 2007, the TAM Loyalty Program carried 1,958,633 (unaudited) (December 31, 2006 – 1,782,397 (unaudited)) one way domestic trip tickets earned by its clients but not redeemed. The Company currently records the incremental costs when awards are earned. At March 31, 2007, 207,350 (unaudited) (December 31, 2006— 756,040 (unaudited)) free tickets were granted and used by our clients. The incremental costs of points earned under the Loyalty Program for the period ended March 31, 2007 was R$ 17,208 (December 31, 2006 - R$ 19,039) as recorded “Other liabilities” The incremental costs include amount paid to other airlines for points redeemed on other airlines and passenger ticketing, food and beverages, insurance and estimated fuel costs for points redeemed on our flights.

The points earned by our clients from the TAM Loyalty Program are valid for two years for the redemption into tickets. This limits any growth in the liability from the program, which has tended to stabilize in relation to the number of passengers transported.

29 Subsequent events

At April 5, 2007, was constituted TAM Capital Inc., wholly-owned subsidiary TAM Linhas Aéreas S.A.

At April 10, 2007, the Board of Directors approved the grating of irrevocable, irreversible and comprehensive guarantee with a view to complying with all liabilities of the TAM Capital Inc.

At April 25, 2007, TAM Capital Inc., has closed an offering of R$ 300 million 7.375% senior notes due 2017 (“notes”) in a transaction under the United State Securities Act of 1933, as amended (“Securities Act”).

30 Summary of the Principal Differences between Brazilian GAAP and U.S. GAAP

(a) Description of the GAAP differences

The accountings practices of the Company are in accordance with Brazilian GAAP (note 3) with differ significantly from U.S. GAAP, as are summarized below.

(b) Supplementary inflation restatement in 1996 and 1997 for U.S. GAAP

Brazilian GAAP discontinued inflation accounting effective January 1, 1996, Brazilian GAAP statements included indexation adjustments which partially accounted for the effects of inflation on property, plant and equipment, investments, deferred charges (together, denominated Permanent assets) and stockholders' equity, which reported the net charge or credit in the statement of operations. However, under U.S. GAAP, Brazil ceased to be treated as a highly inflationary economy only from January 1, 1998. Therefore the financial information for purposes of U.S. GAAP include additional inflation restatement adjustments in 1996 and 1997, made by applying the General Price Index - Internal Availability (“IGP-DI”) to the Company permanent assets and stockholders' equity. The IGP-DI index increased by 9.3% in 1996 and by 7.5% in 1997.

For purposes of the reconciliation, stockholders' equity under U.S. GAAP was increased by R$ 51 (December 31, 2006 - R$ 68), due to the additional inflation restatement adjustments, net of depreciation. These amounts generate differences in depreciation charges of R$ 17 and R$ 22, respectively for periods ended March 31, 2007 and 2006.

(c) Property, plant and equipment

(i) Revaluation of property, plant and equipment

Brazilian GAAP permits the revaluation of assets. The revaluation increment, net of deferred tax effects after 1991, is credited to a reserve account in stockholders' equity. Depreciation of the revaluation increments is charged to income and an offsetting amount is transferred from the revaluation reserve in stockholders' equity to retained earnings as the related assets are depreciated or upon disposal.

Under U.S. GAAP, revaluation of property, plant and equipment is not accepted and the revaluation increments and related deferred tax effects have therefore been eliminated in order to present property, plant and equipment at historical cost less accumulated depreciation. Accordingly, the depreciation expense on revaluation has also been reversed in the statement of operations.

For the purposes of the reconciliation, under U.S. GAAP the revaluation reserve was reversed, net of depreciation and deferred tax effects, totaling R$ 146,468 at March 31, 2007 (December 31, 2006 - R$ 147,874). In the statement of operations, these effects totaled R$ 1,406 and R$ 915 for the periods ended March 31, 2007 and 2006, respectively.

(ii) Lease agreements

Brazilian GAAP does not have a specific requirement on accounting for leases and TAM recognizes as financial leases only contracts where the lessee has a bargain purchase option for the asset. All other leases are treated as operating leases.

Under U.S. GAAP, Statement of Financial Accounting Standards ("SFAS") n° 13 "Accounting for Leases" defines financial leases as those leases that meet at least one of the following criteria:

  The lease transfers ownership of the property to the lessee by the end of the lease.
  The lease contains a bargain purchase option, for price below market value.
  The lease term is equal to 75 percent or more of the estimated economic life of the leased asset.
  The present value at the beginning of the lease term of the minimum lease payments, excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the fair value of the leased asset at the inception of the lease.

Additionally, on renegotiation of lease terms, regardless as to whether the lessor is changed, the new lease is maintained as a financing lease by the lessee if under the amended lease terms, the lease would have been classified a finance lease either initially or at the renegotiation date.

At March 31, 2007, TAM had 39 aircraft recorded as operating leases under Brazilian GAAP (Airbus A319 – 9 units, Airbus A320 – 14 units; Airbus A330 – 8 units and Fokker 100 – 8 units), which, considering the rule set out above, were considered as financial leases under U.S. GAAP because the present value of the minimum payments of these contracts exceed 90% of the fair value of the asset leased.

Under U.S. GAAP, the acquisition cost of these aircraft and the related liability at the inception of the lease contract, totaling, at March 31, 2007, R$ 3,606,025, has been recorded in the balance sheet, while accumulated depreciation amounted to R$ 707,874. The asset is being depreciated over the estimated useful life of 25 years for the aircraft Airbus A319, Airbus A320 and Fokker 100 and 30 years for the aircraft Airbus A330. The obligations are recorded in short and long-term liabilities, including accrued interest and foreign exchange gains or losses. Depreciation expense on these aircraft recognized in the U.S. GAAP interim financial information totaled R$ 33,145 and R$ 33,674, for the periods ended March 31, 2007 and 2006, respectively. Foreign exchange gains (losses) on financial lease payables totaled R$ 93,726 and R$ 190,499 for the periods ended March 31, 2007 and 2006, respectively. Interest expenses on the financial lease obligation of theses aircraft totaled R$ 33,483, R$ 33,965, for the periods ended March 31, 2007 and 2006, respectively. The operating lease expense recognized under Brazilian GAAP for these aircraft were reversed during all periods and totaled R$ 97,314 and R$ 83,587 for the periods ended March 31, 2007 and 2006, respectively. The residual value of aircrafts returned have been written off upon return and totaled R$ 5,161 at March 31, 2007.

For reconciliation purposes, the accumulated effects in stockholders’ equity totaled R$ 724,705 at March 31, 2007 (December 31, 2006 – R$ 605,454).

Considering the aforementioned adjustments, the lease obligations under U.S. GAAP totaled:

		March 31,	December
	Rates (weighted average)	2007	31, 2006

Foreing currency

Fokker 100 aircraft and engines	Fixed interest of 1.2% p.a.	120,869	161,035
Airbus A319/Airbus A320 aircraft and engines	6-Months (5.4% p.a.)	1,265,893	1,200,799
Airbus A330 aircraft, engines and spare parts	1-Month LIBOR (5.3% p.a.)	912,172	979,389
Lease obligations	1-Month (5.5% p.a.)	292	4,526
	6-Months LIBOR (5.4%p.a.)	7,831	16,436
	3-Months LIBOR (5.4% p.a.)	4,649	3,998
	Fixed interest of from 1.1% p.a.	12,966	2,842

		2,324,672	2,369,025

Current		(353,211)	(335,254)

Non-current		1,971,461	2,033,771

The lease obligations above are secured by letters of credit issued by the Company.

Long-term amounts mature as follows:
	March 31,	December 31,
Year	2007	2006

2008	180,762	242,411
2009	248,816	253,952
2010	229,304	236,641
2011	225,872	228,747
2012	228,890	230,414
After 2012	857,817	841,606

	1,971,461	2,033,771

(iii) Impairment

Under Brazilian GAAP, companies are required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets in order to assess potential asset impairment. In the event such operating income is insufficient to recover the depreciation, the assets, or groups of assets, are written-down to recoverable values, preferably based on the projected discounted cash flows of future operations. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such asset is accelerated to ensure the asset is depreciated according to estimated net realizable value at the estimated date of substitution.

Under U.S. GAAP, SFAS n° 144 “Accounting for the Impairment or Disposal of Long-lived Assets”, requires companies to evaluate the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow, representing the lowest level in which identifiable cash flow is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets or discounted cash flows generated by the assets.

In the case of TAM, there were no impairment indicators and, therefore, no differences between U.S. GAAP and Brazilian GAAP related to impairment provision criteria were recorded for the years presented.

(iv) Gains on sale-leaseback

Brazilian GAAP does not have specific requirements on sale-leaseback transactions. All gains arising from sale-leaseback transactions were recognized at the time of the transaction.

Under U.S. GAAP, SFAS n° 28, "Accounting for Sales with Leaseback", establishes a sale-leaseback as a single financing transaction in which any profit or loss on the sale shall be deferred and amortized by the seller, who becomes the lease, in proportion to rental payments over the period of time the asset is expected to be used. This is obligatory even where the sale-lease-back transaction is considered legally perfect in the Company’s country of origin.

			March	December
			31, 2007	31, 2006

	Gains on sale-	Accumulated
	leaseback	amortization	Net	Net

Transaction Airbus A330 (i)	319,073	(148,458)	170,615	177,263
Transaction Airbus A320 (ii)	54,957	(21,983)	32,974	34,348
Transaction Fokker 100 (iii)	76,815

	450,845	(170,441)	203,589	211,611

The amortization of gains on sale-leaseback transactions appropriated in the statements of operations for the periods ended March 31, 2007 and 2006, as “Financial income (expenses), net” totaled R$ 4,288 and R$ 5,630, respectively and as “Other operating expenses, net” totaled R$ 3,734 and R$ 3,703, respectively.

For reconciliation of gains on sale-leaseback purposes, the effects in stockholders’ at March 31, 2007 totaled R$ 203,589 (December 31, 2006 – R$ 211,611).

(i) In August 2001, TAM entered into an agreement which resulted in the termination of a financial lease for three Airbus A330 aircraft with one lessor and a new lease agreement, under operating lease provisions, with a different lessor for the same aircraft. For Brazilian GAAP purposes, TAM recognized a net gain of R$ 319,073 during 2001. This gain is being amortized over the period of the new lease contract, whose final liquidation is estimated to be in August 2013.

(ii) In April 2003, TAM entered into an agreement which resulted in the termination of a financial lease agreement for four

Airbus A320 aircraft with one lessor and a new lease agreement, under operating lease provisions, with a different lessor for the same aircraft. For Brazilian GAAP purposes, TAM did not recognize any gain, as this contract had already been recorded as an operating lease. Under U.S. GAAP, this transaction generated a deferred gain of R$ 54,957, as this contract was registered as a financial lease. This gain is being amortized in accordance with the operating lease contract, of which final liquidation is estimated to be in March 2013.

(iii) Also, in December 2003, TAM reorganized its fleet of 19 Fokker 100 (note 15), which resulted in the cancellation of 10 financial lease agreements and 9 operating lease agreements generating new operating lease agreements. For Brazilian GAAP purposes, TAM recognized a gain of R$ 76,815, which was recognized in the results for 2003. Under U.S. GAAP, this gain is being amortized in accordance with the aircraft return schedule, originally estimated to be completed in July 2005. In January 2005, an amendment was signed, postponing the return date of the last five aircraft until April 2006. In November 2006, another amendment to the contract was signed extending the timeframe for the return of the last 3 aircraft until May, 2007. The gain has been amortized through December 2006, because the impact of amortization through May 2007 is not relevant.

The transactions summarized above were considered to be a modification of the provisions of the original contract under U.S. GAAP. According to recently issued SFAS n° 145 "Rescission of FASB Statements n° 4, 44, and 64, Amendment of FASB Statement n° 13 and Technical Corrections", if the change in the lease provisions gives rise to a new agreement classified as an operating lease, the transaction shall be accounted for under the sale-leaseback requirements in accordance with paragraphs 2 and 3 of SFAS n° 28, mentioned above.

(v) Sub-leasing of aircraft

The Company sub-leased three Airbus A 330 aircraft and one engine under operating leases to other airline company. The contract matured in November 2006 and the aircrafts and engines had returned.

(d) Deferred charges

Brazilian GAAP permits deferral of leasehold improvements.

Under U.S.GAAP, amounts related to leasehold improvements should be treated as additions to property, plant and equipment and reclassified for balance sheet disclosure purposes. As from the second quarter of 2006 such improvements were reclassified in the Brazilian GAAP financials to Property, plant & equipment and therefore the adjustment is no longer applicable.

(e) Business combinations

(i) Goodwill

Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the book value of the net assets acquired. This goodwill is normally attributed to the market value of assets acquired or justified based on expectation of future profitability and is amortized over the remaining useful lives of the assets or up to 10 years. Negative goodwill arises under Brazilian GAAP when the book value of assets acquired exceeds the purchase consideration; negative goodwill is not generally amortized.

Under U.S. GAAP, fair values are assigned to acquired assets and liabilities in business combinations, including intangible assets and unallocated goodwill, applicable to each specific transaction. Upon the adoption of SFAS n° 142, “Goodwill and Other Intangible Assets”, as from January 1, 2002 goodwill is no longer amortized but, instead, is assigned to an entity's reporting units and tested for impairment at least annually. Additionally, according to the U.S. GAAP, goodwill generated in transactions under common control should not be recorded but, instead, the difference between amounts paid and book values of net assets acquired should be recorded as a capital contribution or distribution.

The differences related to the Brazilian GAAP applicable to TAM derive mainly from (i) non-amortization of goodwill as from January 1, 2002 and (ii) non-recognition of negative goodwill arising from transactions of companies under common control, (note 30 (e) (ii) below).

For Brazilian GAAP purposes, the net balance of goodwill at March 31, 2007 was R$ 538 (December 31, 2006 - R$ 717), which is being amortized to income over a period of five to 10 years; negative goodwill at March 31, 2007 was R$ 11,099 (December 31, 2006 - R$ 11,099).

For reconciliation purposes, amortization of goodwill as from January 1, 2003 was reversed, totaling R$ 179 and R$ 179 in the statement of operations for the periods ended March 31, 2007 and 2006, respectively. In stockholders’ equity, for reconciliation purposes these effects totaled R$ 9,142 at March 31, 2007 (December 31, 2006 – R$ 8,963).

For U.S. GAAP purposes, the net balance of goodwill at March 31, 2007 is R$ 9,680 (December 31, 2006 - R$ 9,680).

(ii) Common control and negative goodwill – Mercosur

For Brazilian GAAP purposes, TAM Mercosur was acquired and consolidated by the Company in September 2003 through an exchange of shares.

For U.S. GAAP purposes, Mercosur has been considered under common control since 1996, because Mercosur has the same controlling stockholders as TAM and therefore, it was consolidated retroactively for all periods presented. The effects of the retroactively consolidation in the changes in stockholders’ equity have been recorded as additional paid-in capital.

Additionally, in this transaction, the negative goodwill for Brazilian GAAP purposes was generated by the difference between book value and the amount paid in the transaction for the acquisition of Mercosur. As this transaction was considered to be under common control, for U.S. GAAP purposes the difference between the amount paid and the book value of Mercosur was recognized in stockholders’ equity as a capital contribution.

Also, for Brazilian GAAP purposes, the effects of the exchange variation on this subsidiary’s stockholders’ equity are distributed among the lines of the statement of operations. For U.S. GAAP purposes, the effect of this exchange variation was recognized in stockholders’ equity in cumulative translation adjustments, in accordance with SFAS n° 52, “Foreign Currency Translation”.

For reconciliation purposes, the effects described above totaled R$ (1,020) and R$ 332 for the periods ended March 31, 2007 and 2006, respectively and R$ 11,828 in stockholders equity at March 31, 2007 (December 31, 2006 – R$ 11,828).

(f) Pension and other post-retirement benefits

In determining the pension and other post-retirement benefit obligations for Brazilian GAAP purposes, NPC n° 26 is effective for financial statements ended from December 31, 2002. As permitted by the Standard, the transitional gain (being the difference between the plan net assets and the projected benefit obligation ("PBO")) at that date will be charged to income over five years.

Under U.S. GAAP, SFAS n° 87 "Employer's Accounting for Pensions", is effective for fiscal years beginning after 1988. As from such dates, when an initial transition obligation determined based on an actuarial valuation was booked, actuarial gains and losses, as well as unexpected variations in plan assets and the PBO and the effects of amendments, settlements and other events, have been recognized in accordance with this standard and therefore results in deferral differences, Until 1997, these amounts were treated as non-monetary items and indexed by the inflation, the U.S. GAAP also requires the recognition of an additional minimum liability.

Although the calculation of the sufficiency of the funded status has been the same since December 31, 2001, differences arise in (i) actuarial gains and losses, as initially there is no gain or actuarial loss on December 31, 2001, and (ii) recognition of the initial transition obligation and (iii) minimum liability, according to U.S. GAAP.

On November 21, 2006, the Supplementary Retirement Secretariat (the “SPC”) approved the proposal to migrate participants from the TAM Prev I, II and III to a PGBL, a defined contribution plan. At March 31, 2007, there are still 5 participants (December 31, 2006 - 7 participants) which have not transferred into the PGBL. As the migration of the employees to PGBL represents an irrevocable action, relieving the Company of primary responsibility for the pension obligation and eliminated significant risks related to the obligation and assets of the plan (which have already been transferred to PGBL) the participants transferred have been accounted for as partial settlement in accordance with SFAS no. 88 "Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. The 5 participants not yet transferred to the PGBL had their benefits frozen in November 2006 and therefore have been accounted for as curtailment.

Based on the report of our independent actuary, the accumulated benefit obligation for the pension plan at March 31, 2007 totaled R$ 770 (December 31, 2006 – R$ 679). The appropriated effects in the statements of operations for the periods ended March 31, 2007 and 2006 totaled R$ 91 and R$ 680, respectively.

	March 31, 2007	March 31, 2006

Cost (gain) of benefits in the periods

Cost of services	6	645
Interest cost	39	1,612
Expected return from assets	(72)	(1,423)
Amortization of actuarial losses (gains)	(3)	(43)

Cost (gain) of benefits in the periods, net	(30)	791

(g) Derivative instruments

Under Brazilian GAAP, the Company recorded through December 31, 2006 its financial instruments based on contractual rates, recognized on the accrual basis of accounting. As from January 1, 2007, as discussed in note 28, the Company changed its criteria for recognizing financial instruments under Brazilian GAAP to fair value market in a manner similar to U.S.GAAP. For purposes of comparison, the Company restated its Brazilian GAAP interim financial information of previous periods presented herein.

Under U.S. GAAP, SFAS n° 133, as amended and interpreted, "Accounting for Derivative Instruments and Hedging Activities", requires that the Company recognizes all derivatives as assets or liabilities and measures these instruments to fair market value. Changes in market value are included in the Company’s results of operations. No derivative financial instrument of the Company qualified as hedges.

Through December 31, 2006, for purposes of reconciliation, TAM recorded an adjustment to reflect the fair market value of derivative instruments under U.S.GAAP. As from January 1, 2007, TAM changed its criteria for recognizing financial instruments under Brazilian GAAP to fair value market in a manner similar to U.S.GAAP, and consequently the GAAP difference is no longer applicable. In addition, as the Company restated its Brazilian GAAP interim financial information of previous periods presented herein to reflect the he fair market value of derivative instruments, no adjustment is required for purposes of reconciliation for all periods presented.

(h) Revenue recognition – Revenues from partners in the Loyalty Program

Under Brazilian GAAP, revenues related partnership with Loyalty Program for frequent flyers are recorded when the points are issued to participants.

Under U.S. GAAP, as from 2005, the Company is recognizing revenue earned from selling points into two components. The first component represents the revenue for air transportation sold, which are being valued at current market rate. This revenue is being deferred and recognized over the period the points are expected to be used. The second revenue component, represents the services deemed to have been provided associated with operating the program, which is being recognized when the points are sold.

For reconciliation purposes, the Company deferred revenue for the periods ended March 31, 2007 and 2006 totaling R$ 5,405 and 4,152. The accumulated effect on stockholders´ equity at March 31, 2007 amounted to R$ 35,603 (December 31, 2006 – R$ 30,198).

(i) Stock options plan

SFAS Statement 123(R) “Share Based Payment”, requires the measuring and recording of the cost of employee services in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). Awards granted with other than market condition, shall be classified as liability awards. That cost will be recognized over the period during which the employee is required to provide the service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. SFAS n° 123R requires entities to initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant date fair value and the fair value of each reporting period of employee share options are estimated using the Black-Scholes option-pricing model. SFAS n° 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. As described in further details below, the Company has granted options to certain employees to purchase stock at prices below market. The market value of the options granted will be recognized for U.S. GAAP purposes as expense over the period in which the services are rendered. The fair value of the options classified as liability award will be reassessed each reporting date. Under Brazilian GAAP the stock options do not generate any expense and are recorded as a capital increase only when exercised, in the amount of the exercise price paid.

The Extraordinary Stockholders' Meeting held on May 16, 2005, the stockholders approved that a maximum of up to 2% of outstanding shares, or 2,857,247 shares, could be used for share options to be granted to full time employees by the Board of Directors’.

Transactions are summarized as follows:

		Weighted-average
	Stock options	exercise price

Outstanding at December 31, 2005.	715,255	14.76
Granted	239,750	43.80
Outstanding at December 31, 2006.	955,005	22.40
Outstanding at March 31, 2007.	955,005	22.40

None of the options have been exercised nor cancelled during the periods presented.

Under the terms of the Plan, the options granted are divided into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the company at that time. The options have a contractual term of 7 years.

The options contain a “service condition” as vesting and exercisability of the options depending only on the rendering of a defined period of services by the employee. The dismissed employees have the obligation to satisfy conditions in order to maintain their options right. At each reporting period the fair value of the options granted are remeasured as well as the compensation cost and recognized for the options awarded.

Stock options were granted initially with an exercise price of R$ 14.40 per share, for the first grant and R$ 43.48 for the second grant. The exercise price is adjusted by the IGPM (General Price Index), from the award date up to the date of the financial statements.

For Brazilian GAAP no value registered the expenses for the yielded options.

Under U.S. GAAP, the Company accounts for participation in the Plan in accordance with FASB Statement n° 123(R) “Share Based Payment”, since 2005. Accordingly, as the plan is a classified as a liability award, compensation cost has been recognized as the fair value of the options at each reporting date. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

At March, 31, 2007	1st grant	2nd grant

Risk-free interest rates	11.83%	11.83%
Exercise price (adjusted by IGPM)	R$ 15.12	R$ 44.11
Dividend yield	1.63%	1.63%
Volatility factors of the market	46.26%	46.26%
Stock market price	R$ 54.69	R$ 54.69

At March 31, 2007, the fair value of the stock options granted in 2005 and 2006 was R$ 42.33 and R$ 31.11, respectively per share resulting in a total fair value of options granted of R$ 30.274 and R$ 7.458, respectively.

For U.S. GAAP purposes, the company registered expenses of R$ 362 and R$ 1,536 for the periods ended March 31, 2007 and 2006, with a corresponding credit to liabilities, considering that the exercise price is indexed to an inflation index (IGPM). This adjustment has no impact for purposes of deferred income tax and social contribution because such expense is a permanent difference. The appropriated effect in the shareholder’s equity at March 31, 2007 was R$ 10,530 (December 31, 2006 - R$ 10,168).

			Options outstanding

Range of	Options outstanding	Weighted average	Weighted average
exercise price	at March 31, 2007	remaining contractual life	exercise price

15.12	715,255	4.9	14.76
44.11	239,750	5.2	43.80

15.12 – 44.11	955,005		22.40

This adjustment has not effect tributaries; therefore it is about a permanent difference.

The Black-Scholes option valuation model which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumption including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s option, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

(j) Loyalty Program

Under Brazilian GAAP, at December 31, 2005, the incremental costs arising from the utilization of free tickets were expensed as incurred. As from 1st quarter 2006, the Company changed its practice and began to accrue future costs related to the utilization of accrued points (note 3 (l)), thus eliminating this difference between Brazilian GAAP and U.S. GAAP.

(k) Maintenance

Under Brazilian GAAP, through December 31, 2005 the Company recorded maintenance expenses as incurred. As from January 1, 2006, in accordance with Technical Interpretation of IBRACON 01/2006, the Company changed its accounting policy under Brazilian GAAP to the built-in overhaul method

Under U.S. GAAP, the Company records maintenance expenses as incurred.

For reconciliation purposes, the Company reversed the effects caused by the change in accounting policy under Brazilian GAAP in 2006. Accordingly, capitalized maintenance costs amounting to R$ 15,445 and the depreciation expenses recorded amounting to R$ 6,752 was reversed from stockholders’ equity.

For reconciliation purposes, the Company at March 31, 2007 was reversed depreciation expenses amounted to R$ 1,161, the accumulated effect on stockholders´ equity at March 31, 2007 amounted to R$ 7,532 (December 31, 2006 – R$ 8,693).

(l) Earnings per share

Under Brazilian GAAP, net income (loss) per share is calculated on the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares because, generally, this is the minimum number of shares that can be traded on the Brazilian stock exchanges. The 10% premium to which preferred stockholders were entitled until May 16, 2005 on distributed earnings is not allocated in calculating EPS under Brazilian GAAP.

Under U.S. GAAP, since the preferred and common stockholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS n° 128, "Earnings per Share", which provides computation, presentation and disclosure requirements for earnings per share.

The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings. Basic earnings per common share are computed by dividing net income by the weighted-average number of common and preferred shares outstanding during the period. Earnings may be capitalized used to absorb losses or otherwise appropriated; consequently, such earnings would no longer be available to be paid as dividends. Therefore, no assurance can be made that preferred stockholders will receive distributed earnings.

		March 31, 2007

	Common	Preferred
	share	share	Total

Basic and diluted numerator
Undistributed earnings allocation	55,274	82,669	137,943

Total undistributed earnings	55,274	82,669	137,943

Weighted average number of outstanding shares -
basic and diluted (thousands)	59,792	90,771

Basic and diluted earnings per thousand shares
U.S. GAAP - (whole reais) – R$	0.92	0.92

		March 31, 2006

	Common	Preferred
	share	share	Total

Basic and diluted numerator
Undistributed earnings allocation	110,368	157.592	267.960

Total undistributed earnings	110,368	157.592	267.960

Weighted average number of outstanding shares -
basic and diluted (thousands)	59,816	85.409

Basic and diluted earnings per thousand shares
U.S. GAAP - (whole reais) – R$	1.85	1.85

(m) Comprehensive income

Under Brazilian GAAP, the concept of comprehensive income is not recognized.

Under U.S. GAAP, SFAS n° 130, "Reporting Comprehensive Income", requires the disclosure of comprehensive income. Comprehensive income is comprised of net income/loss and "other comprehensive income" that include charges or credits directly to equity which are not the result of transactions with owners. In the case of TAM, components of comprehensive income are its net income or loss, changes in additional minimum pension liability (SFAS n° 158) and cumulative translation adjustments (note 30 (r) (iii)).

(n) Deferred income tax and social contribution

Under Brazilian GAAP, deferred income tax recorded in assets represents the estimated amount to be recovered.

Under U.S. GAAP, deferred taxes on all temporary tax differences are accrued. Deferred tax assets and liabilities are classified as current or long term, according to the classification of the asset or liability that originates the temporary difference. Deferred income tax assets and liabilities in the same tax jurisdiction are offset among themselves and are not presented at the gross value.

In addition for the purpose of reconciliation to U.S. GAAP, the benefits (expenses) of income tax related to U.S. GAAP adjustments were recognized.

Together, these adjustments amounted to R$ (44,543) and R$ (76,746) (note 20 (g)) for the periods ended March 31, 2007 and 2006, respectively in the statements of operations. The aggregate net deferred tax assets reflected in the shareholder's equity at March 31, 2007 was R$ (173,796) (December 31, 2006 – R$ (129,253) (note 20 (g)). No valuation allowance has been provided on the deferred tax assets because management believes that these benefits will, more likely than not, be realized.

On January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation n° 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). This interpretation prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties.

As a result of the adoption of this interpretation, there has been no impact on the Company’s financials statements.

The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. The Company’s income tax returns, tax and accounting records are subject to review by tax authorities with in variable prescribed periods form five to six years.

TAM Mercosur, as prescribed by the legislation of its country of origin is subject to income tax directly on gross sales and carrying value are recognizing in the financial statements.

(o) Classification of statement of operations line items

Under Brazilian GAAP, the classification of certain income and expense items is presented differently from U.S. GAAP. The consolidated statement of operations under Brazilian GAAP has therefore been reclassified to present a condensed consolidated statement of operations in accordance with U.S. GAAP (note 30 (r) (i)).

Reclassifications are summarized as follows:

  Interest income and expense and other financial charges reported within operating income in the statement of operations presented under Brazilian GAAP have been reclassified to non-operating income (expenses) in the condensed consolidated statement of operations in accordance with U.S. GAAP.

  Under Brazilian GAAP, gains and losses on the disposal of property, plant and equipment and investments or impairment of fixed assets are classified as non-operating income (expense) while under U.S. GAAP they are classified as an adjustment to operating income.
  The net income (loss) differences between Brazilian GAAP and U.S.GAAP, as detailed in the reconciliation (note 30 (r)), were incorporated in the statement of operations in accordance with U.S. GAAP.
  Cost of services rendered and operating income (expenses) under U.S. GAAP have been presented by type of expense, following disclosure standards used by the airline industry.

(p) Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from U.S. GAAP. The Company recast our consolidated balance sheet prepared in accordance with BR GAAP to present a condensed consolidated balance sheet in accordance with U.S. GAAP (note 30 (r)). The reclassifications are summarized as follows:

  Under BR GAAP, according to Normas e Procedimentos de Contabilidade n° 20 - "Demonstração dos Fluxos de Caixa" cash and cash equivalents consist principally of highly liquid cash deposits and marketable securities, but there is no requirement that there is insignificant potential changes in value because of interest rate change nor is there a maximum 90 day original period to maturity.
  Under U.S. GAAP, the Company's funds are considered to be subject to potential change in value due to changes in interest rates or have underlying securities with original maturities greater than 90 days. Therefore, under U.S. GAAP, such multi market funds were classified under marketable securities in the balance sheet.
  Under U.S. GAAP, certain deferred charges were reclassified to property, plant and equipment, according to their nature.
  Under BR GAAP, deferred income taxes are not netted and assets are presented separately from liabilities. For U.S. GAAP purposes, deferred tax assets and liabilities are netted and classified as current or non-current based on the classification of the underlying temporary difference.
  Cost of public equity offering under U.S. GAAP was reclassified to Capital in the Shareholder’s equity at March 31, 2006 in the amount of R$ 5,792.

(q) Reconciliation of the differences between BR GAAP and U.S. GAAP

(i) Net income

		March	March
	Note 30	31, 2007	31, 2006

			(Note 20(g))

Net income under Brazilian GAAP		59,180	126,738

Reversal of revaluation depreciation	(c) (i)	1,406	915
Lease contracts
Depreciation of capitalized financial lease	(c) (ii)	(33,145)	(33,674)
Foreign exchange variation on finance lease	(c) (ii)	93,726	190,499
Interest expense on financial lease	(c) (ii)	(33,483)	(33,965)
Result on the aircraft return	(c) (ii)	(5,161)
Reversal of operating lease expense	(c) (ii)	97,314	83,587

Total lease contracts		119,251	206,447

Amortization of gain on sale-leaseback transactions, net	(c)(iv)	8,022	9,333
Depreciation of additional indexation of permanent assets for 1996 and 1997	(b)	(17)	(22)
Reversal of goodwill amortization	(e) (i)	179	179
Common control – Mercosur	(e) (ii)	(1,020)	332
Pension plan	(f)	91	680
Maintenance	(k)	1,161
Revenue recognition on partnership with Loyalty Program	(h)	(5,405)	(4,152)
Stock option plan	(i)	(362)	(1,536)
Public equity offering	(o)		5,792
Deferred income tax and social contribution on adjustment above	(n)	(44,543)	(76,746)

Net income under U.S. GAAP		137,943	267,960

(ii) Stockholders’ equity

		March	December
	Note 30	31, 2007	31, 2006

			(Note 20 (g))

Stockholders’ equity as reported under Brazilian GAAP		1,502,612	1,443,432

Reversal of revaluation, net	(c) (i)	(146,468)	(147,874)
Additional indexation of permanent assets for 1996 and 1997, net of depreciation	(b)	51	68
Lease contracts	(c) (ii)	724,705	605,454
Deferral of gain on sale-leaseback transaction	(c) (iv)	(203,589)	(211,611)
Reversal of goodwill amortization	(e) (i)	9,142	8,963
Business combination (Mercosur)	(e) (ii)	11,828	11,828
Pension plan	(f)	770	679
Revenue recognition on partnerships with Loyalty Program	(h)	(35,603)	(30,198)
Stock options program	(i)	(10,530)	(10,168)
Maintenance	(k)	(7,532)	(8,693)
Deferred income tax and social contribution on adjustments above	(n)	(173,796)	(129,253)
Minority interest on adjustments above		(729)	(729)

Stockholders’ equity as reported under U.S. GAAP		1,670,861	1,531,898

(r) Condensed consolidated interim financial information under U.S. GAAP

Based on the reconciliation items and description above, the condensed consolidated balance sheet, condensed consolidated statement of operations and condensed statement of changes in stockholders’ equity of TAM, under U.S. GAAP, were presented as follows:

(i) Consolidated balance sheet under U.S. GAAP

Based on the reconciliation items and description above, the condensed consolidated balance sheet, condensed consolidated statement of operations and condensed statement of changes in stockholders’ equity of TAM, under U.S. GAAP, are as follows:

	March	December
Assets	31, 2007	31, 2006

Current assets
Cash and cash equivalents	191,649	299,507
Marketable securities	1,834,150	2,153,471
Customers accounts receivable (net of allowance for doubtful
accounts – R$ 39,580 and R$ 38,387, respectively)	938,662	780,972
Inventories	124,008	113,875
Taxes recoverable	109,107	67,345
Prepaid expenses	111,873	117,327
Deferred income tax and social contribution	13,080	25,425
Advances to aircraft manufacturers	179,323	221,793
Other	51,277	72,765

	3,553,129	3,852,480

Long-term assets
Deposits in guarantee	157,609	144,444
Judicial deposits	59,012	55,577
Advances to aircraft manufactures	379,379	130,915
Advances to aircraft maintenances	70,172	46,596
Other	13,873	26,346

	680,045	403,878

Investments
Goodwill	9,680	9,680
Other investments	70	70
Property, plant and equipment	3,483,007	3,391,292

	3,492,757	3,401,042

Total assets	7,725,931	7,657,400

	March	December
Liabilities and stockholders’ equity	31, 2007	31, 2006

Current liabilities
Suppliers	408,063	346,817
Obligations under finance lease and lease payable	353,211	335,254
Short-term debt, including current portion of long-term debt	268,098	221,908
Debentures	39,953	60,588
Taxes and tariffs payable	71,114	63,783
Advance from ticket sales	770,739	759,210
Salaries and payroll charges	147,209	194,128
Deferred gain on sale-leaseback	32,085	32,085
Provision for income tax and social contribution	43,686	1,993
Interest on own capital and dividends payable	166	137,269
Return of Fokker 100 fleet	11,714	11,813
Other	184,169	198,596

	2,330,207	2,363,444

Long-term liabilities
Obligation under financial lease	1,971,461	2,033,771
Long-term debt	217,482	230,864
Debentures	500,949	508,076
Return of Fokker 100 fleet	57,198	62,806
Provision for contingencies	761,281	722,761
Deferred income tax and social contribution	31,168	9,284
Deferred gain on sale-leaseback	171,504	179,526
Other	10,823	12,226

	3,721,866	3,759,314

Minority interest	2,997	2,744

Stockholders’ equity	1,670,861	1,531,898

Total liabilities and stockholders’ equity	7,725,931	7,657,400

(ii) Consolidated Statement of Operations under U.S. GAAP

	March	March
	31, 2007	31, 2006

Net operating revenue	1,828,607	1,585,432

Operating expenses
Personnel	268,012	189,278
Fuel	570,249	469,805
Aircraft and flight equipment lease	127,866	80,251
Selling and marketing	187,309	203,102
Landing, take-off and navigational tariffs	99,256	69,096
Depreciation and amortization	56,906	54,891
Maintenance (except personnel)	104,851	77,821
Services rendered by third parties	137,874	118,969
Aircraft insurance	8,510	8,891
Other	121,725	75,648

	1,682,558	1,347,752

Operating income	146,049	237,680

Financial income (expenses), net	66,941	175,581

Income before income tax and social contribution and minority interest	212,990	413,261

Income tax and social contribution	(74,848)	(145,109)

Income before minority interest	138,142	268,152

Minority interest	(199)	(192)

Net income for the period	137,943	267,960

(iii) Condensed statement of stockholders’ equity movement under U.S. GAAP

	March	March 31,
	31, 2007	2006

At beginning of the period	1,531,898	620,151

Capital increase		210,000
Share issuance cost		(5,792)
Stock option program		1,536
Dividends		(29,405)

Cumulative translation adjustment	1,020	(332)
Net income for the period	137,943	267,960

Comprehensive income	138,963	267,628

At end of the period	1,670,861	1,064,118

(s) Business segments

Under BR GAAP, no separate segment reporting is required.

Under U.S. GAAP, SFAS 131 “Disclosures about Segments of an Enterprise and Related Information”, defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly for assessing segment performance and allocating resources to segments. Measures of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which revenues or assets are generated and major customers.

SFAS 131 requires that segment data be presented in the U.S. GAAP financial statements in accordance with the internal information that is used by management for operating decision making, including allocation of resources among segments, and segment performance. This information results from the statutory accounting records kept under U.S. GAAP and BR GAAP, the Company considers that it has only one reportable segment.

(t) Additional disclosure – Advertising and publicity expenses

Advertising and publicity expenses totaled R$ 14,813 and R$ 7,474 for the period ended March 31, 2007 and 2006, respectively, and are being classified as selling and marketing expenses.

(u) Recently issued accounting pronouncements

In September 2006, the FASB issued FAS 157, “Fair Value Measurement”, which clarifies and set up a framework for measuring fair value and expands disclosure about fair value measurement. The Company is currently evaluating the impact that the application of this new standard will have on its financial statements, as of January 1, 2008.

In February, 2007, the FASB issued FAS 159 "The Fair Value Option for Financial Assets and Financial Liabilities" including an amendment of FASB Statement 115 "Accounting for Certain Investments in Debt and Equity Securities", permits the company to choose to measure many financial instruments and certain other items at fair value. The Company is currently evaluation the impact that the application of this new standard will have on its financial statements, as of 2007.

* * *

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.